UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42462

MINT INCORPORATION LIMITED

(Translation of registrant’s name into English)

17/F, Wing Kwok Centre, No.182 Woosung Street

Jordan, Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Class A Meeting and Extraordinary General Meeting of Shareholders

On August 18, 2026, at 10:00 a.m., Hong Kong Time (August 17, 2026, at 10:00 p.m., Eastern Time), Mint Incorporation Limited (the “Company”) held a meeting of the holders of its class A ordinary shares of no par value (the “Class A Ordinary Shares”) (the “Class A Meeting”), and, immediately following the Class A Meeting, an extraordinary general meeting of shareholders (the “EGM” and, together with the Class A Meeting, the “Meetings”), in each case at 17/F, Wing Kwok Centre, No.182 Woosung Street, Jordan, Kowloon, Hong Kong.

As of the close of business on July 8, 2026, the record date for the Meetings (the “Record Date”), there were 6,361,627 Class A Ordinary Shares and 701,879 class B ordinary shares of no par value of the Company (the “Class B Ordinary Shares”) issued and outstanding. Each Class A Ordinary Share was entitled to one vote and each Class B Ordinary Share was entitled to twenty votes on the matters presented at the EGM.

Class A Meeting

Holders of 4,856,617 Class A Ordinary Shares were present in person or represented by proxy at the Class A Meeting, representing approximately 76.34% of the Class A Ordinary Shares issued and outstanding as of the Record Date, and constituting a quorum. The proposal submitted to a vote of the holders of Class A Ordinary Shares at the Class A Meeting was approved. The final voting results were as follows:

	For	Against	Abstain
Proposal One: As a resolution of the holders of the Class A Ordinary Shares, that, subject to the class consent from the holders of the Class B Ordinary Shares, the voting rights attached to each Class B Ordinary Share be increased from twenty (20) votes to two hundred (200) votes on all matters subject to vote at general meetings of the Company, with immediate effect.	4,843,600	12,909	108

Extraordinary General Meeting

Holders of 4,636,657 Class A Ordinary Shares and 701,879 Class B Ordinary Shares were present in person or represented by proxy at the EGM, together representing approximately 91.54% of the aggregate voting power of the Ordinary Shares issued and outstanding as of the Record Date, and constituting a quorum. Both proposals submitted to a vote of shareholders at the EGM were approved. The final voting results were as follows:

	For	Against	Abstain
Proposal One: As a resolution of members, that, subject to (i) the separate class consents from the holders of the Class A Ordinary Shares and the holders of the Class B Ordinary Shares to the variation of the rights of the Class B Ordinary Shares described above and (ii) the corporate approval for the increase of the maximum number of shares the Company is authorized to issue from 28,000,000 shares, divided into 25,200,000 Class A Ordinary Shares and 2,800,000 Class B Ordinary Shares, to 280,000,000 shares, divided into 252,000,000 Class A Ordinary Shares and 28,000,000 Class B Ordinary Shares, the third amended and restated memorandum and articles of association of the Company, in the substantial form attached as Appendix A to the notice of the EGM, be adopted in its entirety and in substitution for, and to the exclusion of, the current memorandum and articles of association of the Company.	18,653,163	18,999	2,075

	For	Against	Abstain
Proposal Two: As a resolution of members, that the EGM be adjourned to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One.	18,651,867	18,973	3,397

Because Proposal One at the EGM was approved, no adjournment of the EGM was necessary.

Withdrawal of Class B Class Consent; Non-Implementation of the Class Rights Variation

Each of the proposals approved at the Meetings relating to the increase in the voting rights of the Class B Ordinary Shares from twenty (20) votes to two hundred (200) votes per share (the "Class Rights Variation") and the adoption of the third amended and restated memorandum and articles of association of the Company reflecting the Class Rights Variation (the "Third Amended M&A") was expressly conditioned upon the class consent of the holders of the Class B Ordinary Shares.

On August 24, 2026, prior to any filing with the Registrar of Corporate Affairs of the British Virgin Islands (the "Registrar"), the holders of all of the issued and outstanding Class B Ordinary Shares withdrew and rescinded their class consent in its entirety. As a result, the conditions to those proposals are no longer satisfied, and the Class Rights Variation and the Third Amended M&A in the form approved at the Meetings will not take effect and will not be implemented. Each Class B Ordinary Share continues to carry twenty (20) votes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 24, 2026	Mint Incorporation Limited

	By:	/s/ Hoi Lung Chan
	Name:	Hoi Lung Chan
	Title:	Chief Executive Officer and Chairman of the Board of Directors

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